BLANKINSHIP VALUE FUND

A Series of Blankinship Funds, Inc.

February 18, 2005

Division of Investment Management

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

Blankinship Funds, Inc.

Request to withdraw form N-1A filed on February 7, 2005 (File No. 333-122601)

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Blankinship Funds, Inc. (the “Company”) respectfully requests withdrawal of the above-referenced Form N-1A dated February 7, 2005 (the “N-1A Filing”).  The N-1A Filing was inadvertently filed as an initial registration statement (N-1A submission type) and should have been filed as a post effective amendment (485APOS submission type).  I discussed this error with Mr. James E. O’Connor of the SEC’s Division of Investment Management yesterday.  The documents were resubmitted as a 485APOS filing yesterday, using the original file number for the Company.  Since the N-1A filing was made in error, no securities were sold in connection with the offering.

Pursuant to Rule 477(b), I understand that this application will be deemed granted on the date of its filing with the SEC unless, within 15 calendar days after its filing, the SEC notifies the Company that this application for withdrawal will not be granted.

I appreciate your assistance with this filing.  For any questions or concerns you may have, I can be reached at (703) 356-6121.

Sincerely,

/s/ Rex Blankinship

Rex Blankinship, Ph.D., CPA

President

1210 South Huntress Court   •   McLean, VA 22102   •   703 356 6121  •   800 240 9631  •   Fax: 703 356 6121